Exhibit 99.1

MicroCloud Files Its Annual Report on Form 20-F

SHENZHEN, China, March 27, 2026 — MicroCloud Hologram Inc. (Nasdaq: HOLO) (“MicroCloud” or the “Company”) today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”). MicroCloud is dedicated to the research, development, and application of holographic technology, striving to offer leading holographic technology services to customers.

The Company delivered strong operating and financial performance in 2025, highlighted by robust revenue growth, continued net loss improvement and a substantial strengthening of liquidity and capital resources.

Financial Highlights for Fiscal 2025:

●	Total revenue reached RMB 403.7 million (USD 56.5 million), representing a 39.1% increase from RMB 290.3 million in 2024, driven by strong demand for holographic solutions and expanded holographic technology services.

●	Net loss continued to narrow to RMB 50.2 million (USD 7.0 million), compared with a net loss of RMB 64.2 million in 2024, demonstrating steady operational efficiency improvement.

●	Customer quality and retention improved. And overall customer retention rate rose to 41% in 2025 from 34% in 2024.

●	Working capital was approximately RMB 2,693.7 million (USD 383.2 million) as of December 31, 2025, representing a 70.5% increase from RMB 1,580.2 million in 2024, ensuring ample financial flexibility for long-term growth.

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.mcholo.com/..

The Company will provide a copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to Investor Relations Department, Room 302, Building A, Zhong Ke Na Neng Building,Yue Xing Sixth Road, Nanshan District, Shenzhen,The People’s Republic of China..

About MicroCloud Hologram Inc.

MicroCloud provides a wide range of holographic technology services in the holographic industry, including high-precision holographic light detection and ranging (LiDAR) solutions based on holographic technology, exclusive holographic LiDAR point - cloud algorithm architecture design, breakthrough holographic imaging technology solutions, holographic LiDAR sensor chip design, and holographic vehicle intelligent vision technology to serve customers that provide reliable holographic advanced driver assistance systems (ADAS). MicroCloud also offers holographic digital twin technology services for customers and has established a proprietary holographic digital twin technology resource library.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terms such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and the Company’s strategic and operational plans contain forward-looking statements. Forward-looking statements are not guarantees or assurances of future performance and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition, and results of operations; the expected growth of the holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F, and current report on Form 6-K, as well as other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not assume any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

MicroCloud Hologram Inc.
IR@mcvrar.com